FARREL NEWS

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FARREL CORPORATION     FOR IMMEDIATE RELEASE
25 Main Street         CONTACT: PETER L. HESS
Ansonia, CT  06401     TELEPHONE: (203) 736-5501
(203) 736-5500


            FARREL ANNOUNCES ACQUISITION OF
             FRANCIS SHAW RUBBER MACHINERY

ANSONIA, CONNECTICUT, December 19, 1997 - Farrel
Corporation announced that the acquisition of the Francis Shaw rubber machinery business located in Manchester, England was completed today. The new subsidiary has been named Farrel Shaw Limited.

As previously announced, Farrel expects substantial opportunities from this acquisition in its worldwide rubber machinery business. The management believe the acquisition will enhance profitability and order backlog.

As a result of several large orders received in recent days, including a US$6.7 million order for a plastic pelletizing system, the current order book totals
US$56.3 million.